THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 530, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

May 24, 2021

Edwin Kim, Attorney Advisor

U.S. Securities and Exchange Commission

Division of Corp. Finance, Office of Technology

Washington, DC 20549

Re:	Findit, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 28, 2021
File No. 333-254128

Dear Sirs:

We have received your comment letter dated May 13, 2021. Below are our responses to your comments, and we have amended our Registration Statement on Form S-1 accordingly.

Amendment No. 1 to S-1 filed on April 28, 2021

Description of Business

Number of Members on Social Sites, page 32

1. We note your response to prior comment 4 regarding your discussion of social media websites in your filing. Please revise to disclose that you have no relationships with the social media companies listed and that, as you indicate in your response, you included the discussion in the filing to show how risky the competitive landscape is for Findit..

Answer: The requested disclosure has been added at page 33.

Certain Relationships and Related Transactions, page 44

2. We note your response to prior comment 9 that you had no other related parties other than renting space from Holly Andrews and building the Classworx.com website. Please explain why the other related parties you disclose in Note 6 of your financial statements are not related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K. For example, you note that you paid automobile expenses to one shareholder and “labor costs” to another shareholder.

Answer: The appropriate related party disclosures have been made as requested.

Financial Statements

Statement of Cash Flows, page F-4

3. We note that cash flows from financing activities during 2020 include $248,000 of proceeds from the sale of common stock. In Note 3, however, you reported that you issued 4,000,000 shares valued at $248,000 to Empire Associates in exchange for marketing and investor relations services (thus, a non-cash transaction). Additionally, cash proceeds disclosed in Note 6 (related parties) and Sales of Unregistered Securities on page II-2 do not sum up to total proceeds of $177,240 from the sale of common stock in 2019 as reported in the Statement of Cash Flows. Please revise your presentation and disclosures as appropriate.

Answer: Our presentation and disclosures, including the Statement of Cash Flows, has been revised as requested.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above, including via email at tccesq@aol.com.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.